EXHIBIT 3

MESSAGE TO SHAREHOLDERS

(All dollar amounts are stated in US dollars unless otherwise indicated)

Northgate reported cash flow from operations (before changes in working capital and a one time loss of $9,839,000 from closing out a large portion of the Corporation’s gold hedging position) of $3,377,000 in the second quarter of 2002 compared with cash flow of $4,345,000 during the same period last year. The net loss for the quarter was $12,048,000 or $0.17 per common share compared with a net loss of $660,000 or $0.09 per common share during the same period last year. A one time gain of $1,161,000 was recorded a year ago on the disposal of certain non-core assets.

>     Northgate’s total revenues for the second quarter were $26,405,000 compared with $24,471,000 in the corresponding period of 2001. Revenues for the same period last year included a $3,086,000 gain related to forward gold hedging contracts. The average metal prices received on sales in the second quarter of 2002, before hedging, were approximately $310 per ounce of gold and $0.72 per pound of copper compared with $268 per ounce and $0.75 per pound last year.

>     Total operating expenses in the second quarter of 2002 were $19,292,000, only 13% higher than the corresponding period last year in spite of a 30% increase in the mining rate and a 9% increase in mill throughput. Cash costs in the quarter were $216 per ounce, affected by unresolved labour issues and downtime resulting from certain repair and maintenance projects in April, compared with $207 per ounce in the same period last year. Following the successful resolution of these operating issues, average cash costs in May and June were $181 per ounce of gold.

>     Net interest expense declined to $1,584,000 for the three months ended June 30, 2002 from $2,355,000 during the corresponding period in 2001. The reduction in interest expense is attributable to the lower cost project financing secured in September 2001 and a fall in short-term interest rates.

>     Administrative and general expenses dropped to $417,000 in the quarter from $502,000 during the corresponding period of 2001 when Northgate incurred many one-time expenses related to the acquisition of the Kemess South mine.

>     Capital expenditures during the second quarter totalled $6,902,000 compared with $3,086,000 in the second quarter of last year. The increased expenditures in the current quarter relate to the acquisition of an additional mine haulage truck and the construction of a new tailings plant designed to produce clean sand for use in the ongoing construction of the tailings impoundment dam. Using clean tailing sands in place of fill sourced from local borrow pits will reduce future capital expenditures for dam construction by approximately Cdn$25 million over the life of the mine.

OPERATIONS

Kemess South Mine

The Kemess South mine produced 67,360 ounces of gold and 17.3 million pounds of copper during the second quarter compared to 68,028 ounces of gold and 14.3 million pounds of copper in the second quarter of 2001. Record mine production of 10.9 million tonnes and a 9% increase in mill throughput essentially offset higher than life-of-mine average ore grades processed during the quarter last year within the normal mining sequence.

>     Operating results in April masked strong performance in May and June at the Kemess South mine. Production in April 2002 was adversely affected by the unresolved labour contract and unscheduled downtime on one of the two large SAG mills. Further, unplanned repairs to the two tailings lines that related to a construction defect also led to downtime during the month. Following resolution of these issues, operations resumed at full capacity through May and June with gold production on plan, averaging 24,500 ounces per month. Positive operating results have continued into the third quarter.

>     Gold and copper recoveries increased to 71% and 83%, respectively, compared with 65% and 72% during the second quarter of 2001 despite the lower grades milled in the current quarter. These significant process improvements include the successful commissioning of two new column flotation cells in the cleaner circuit of the Kemess mill. At long term metal prices of $325 per ounce gold and $0.95 per pound copper, each 1% increase in gold and copper recovery increases both operating cash flow and earnings by $1,300,000 and $500,000 per annum, respectively. In addition to these enhanced recoveries, process improvements have also resulted in a higher concentrate grade of 24% copper, compared with an average grade of 21.5% produced in 2001. Each 1% increase in concentrate grade has a $1.2 million positive annual cash flow impact through the reduction in treatment and transportation costs.

>     The following table provides a summary of operations for the second quarter and first half of 2002, compared with the same periods in 2001.

(100% of production basis)	2Q02	2Q01	1H02	1H01

Tonnes mined (ore plus waste)	10,949,200	7,523,843	21,344,604	14,260,812
Tonnes milled (ore)	3,964,216	3,639,557	8,192,859	7,182,022
Average mill operating rate (tpd)	43,563	39,995	45,264	39,680
Gold grade (gmt)	0.737	0.900	0.729	0.917
Copper grade (%)	0.2385	0.241	0.242	0.265
Gold recovery (%)	71	65	70	67
Copper recovery (%)	83	72	82	77
Gold production (ounces)	67,360	68,028	135,553	141,384
Copper production (000s pounds)	17,316	14,263	35,767	32,925
Cash cost ($/ounce)	216	207	207	185

>     The Kemess South mine continued to operate safely with no lost time accidents during the second quarter.

>     On June 17, 2002, members of the International Union of Operating Engineers - Local 115 representing approximately 300 employees at the Kemess South mine voted to accept a new 3-year collective agreement negotiated with the assistance of a Provincial mediator. The previous agreement expired on December 31, 2001.

2002 EXPLORATION PROGRAM AT KEMESS NORTH

Drilling on the Kemess North project commenced in mid-June with four drill rigs. Initial drill results from the first eighteen holes have been successful at confirming the size and grade of the existing 5.7 million ounce Kemess North resource, including the presence of a high-grade porphyry dome having a 400-metre longitudinal section grading in excess of 1.0 grams per metric tonne (“gmt”) gold equivalent (see figure 2).

>     The most significant intersections from the initial holes in the 2002 program compared with the mineral reserves at Kemess South were:

	Intersected Width
Hole	(metres)	Gold (gmt)	Copper (%)

KN-02-01	154.2	0.89	0.46
KN-02-03	79.8	0.81	0.30
KN-02-03	111.4	0.84	0.37
KN-02-04	98.5	0.96	0.44
KN-02-09	105.4	0.71	0.37
KN-02-13	200.2	0.61	0.30
KN-02-16	206.0	0.54	0.29

Mineral Reserves	Tonnes	Gold (gmt)	Copper (%)

Kemess South	132,587,800	0.70	0.23
(as at December 31, 2001)

>     The 2002 exploration program is designed to determine the ultimate extent of the high-grade porphyry dome structure that was discovered in 2001 and expand the size of the Kemess North resource. The initial diamond drill holes were located within the boundaries of the resource outline. Further drilling will gradually step out to the southwest, through the western cirque to the Nugget target (see figure 1). Drilling will also be focussed on Kemess East, which is believed to be the faulted northeastern extension of the Kemess North deposit. Further updates will follow in the months ahead.

>     Northgate is also pleased to announce the appointment of Dave Hendriks to the position of Project Manager, Kemess North. Mr. Hendriks has been working for Northgate in various capacities since the Corporation acquired Kemess in 2000. Most recently, he was responsible for the successful completion of the latest stage of the mill process optimization project, which involved the column cell installation and commissioning. Mr. Hendriks will be responsible for all facets of the Kemess North project, including the preparation of a feasibility study, which is scheduled for completion by the end of 2003.

CORPORATE FINANCE

Northgate closed its Cdn$125,000,000 unit offering of common shares and warrants on June 25, 2002. Proceeds from the financing were used to repay long-term debt, to reduce its gold hedging position and the balance for general corporate purposes. Since the beginning of 2003, Northgate has reduced its long-term debt and other obligations by over $170 million (Cdn$265 million) to $45 million. At June 30, 2002 the Corporation’s ratio of long-term debt to total capitalization was less than 28%.

>     Concurrent with the offering, the Corporation’s Cdn$90 million Class A, Series 1 and 2 preferred shares were converted into 59,602,650 common shares. At the end of the quarter, the Corporation had 190,551,115 common shares outstanding.

OUTLOOK

We are pleased to report on our year-to-date progress. Following the closing of the equity offering in June, we have achieved an important objective of substantially reducing debt and improving the balance sheet. In addition, the new column cells have demonstrated that higher recoveries and concentrate grade are attainable over the balance of the mine life, resulting in greater annual cash flow and thereby creating significant long-term value for shareholders. The initial drill results from Kemess North are further confirmation of the potential size and scope of the mineral resource. Over the balance of the year, we will focus our attention on completing the tailings sand project and look forward to receiving additional drill results at Kemess North. Northgate is well capitalized and our operations continue to exceed our expectations. With annual production in excess of 270,000 ounces and our large resource base, we have tremendous leverage to rising gold prices.

“signed”	“signed”

Terry A. Lyons Chairman	Ken G. Stowe President and Chief Executive Officer

August 7, 2002

FIGURES 1 & 2 - KEMESS NORTH 2002 EXPLORATION

Note: This Interim Report contains forward-looking statements concerning the Corporation’s business and operations. The Corporation cautions that, by their nature, forward-looking statements involve risk and uncertainty and the Corporation’s actual results could differ materially from those expressed or implied in such statements. Reference should be made to the Corporation’s most recent Annual Information Form for a description of the major risk factors.

CONSOLIDATED BALANCE SHEETS

(Expressed in thousands of US dollars)

	June 30	December 31
	2002	2001

	(Unaudited)
ASSETS
Current assets
Cash and cash equivalents	$3,088	$804
Concentrate settlements and other receivables	7,144	11,738
Inventories	14,003	8,041

	24,235	20,583
Other assets	10,267	10,329
Mineral property, plant and equipment	203,710	205,271

	$238,212	$236,183

LIABILITIES AND TOTAL SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable and accrued liabilities	$26,138	$21,389
Short-term debt	4,290	5,886
Current portion of capital lease obligations	2,464	2,659
Current portion of long-term debt	10,000	11,000

	42,892	40,934
Capital lease obligations	4,174	5,064
Long-term debt	45,000	103,162
Site closure and reclamation liabilities	10,625	10,048

	102,691	159,208

Non-controlling interest	8,233	8,924
Shareholders’ equity (deficiency) and capital securities (note 3)
Capital securities	—	87,219
Common shareholders’ equity (deficiency)	127,288	(19,168)

	127,288	68,051

	$238,212	$236,183

See accompanying notes

CONSOLIDATED STATEMENTS OF OPERATIONS

	Three months ended		Six months ended
	June 30		June 30

(Expressed in thousands of US dollars, except per share amounts) (Unaudited)	2002	2001	2002	2001

Revenue	$26,405	$24,471	$50,285	$52,203

Operating costs	19,292	17,011	37,293	34,717
Administrative and general	417	502	753	1,140

	19,709	17,513	38,046	35,857

Earnings before interest, taxes, depreciation and depletion	6,696	6,958	12,239	16,346
Other expenses:
Depreciation and depletion	5,873	4,823	12,831	10,463
Net interest	1,584	2,355	3,228	5,722
Exploration	746	99	786	123
Currency translation losses (gains)	1,073	1,086	1,299	(145)
Mining and capital taxes	197	586	528	756
Non-controlling interest	(568)	(170)	(691)	238

	8,905	8,779	17,981	17,157

Earnings (loss) before the following items:	(2,209)	(1,821)	(5,742)	(811)
Loss on settlement of gold forward sales contracts (note 3d)	9,839	—	9,839	—
Gain on disposal of subsidiary	—	1,161	—	1,161

Earnings (loss)for the period	$(12,048)	$(660)	$(15,581)	$350

Loss per share (basic and diluted)	$(0.17)	$(0.09)	$(0.33)	$(0.12)

Weighted average shares outstanding:
Basic	77,831,883	30,251,156	55,047,648	30,251,156
Diluted	78,892,175	144,889,492	56,107,939	144,804,930

See accompanying notes

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS (DEFICIT)

	Three months ended		Six months ended
	June 30		June 30

(Expressed in thousands of US dollars) (Unaudited)	2002	2001	2002	2001

Retained earnings (deficit) at beginning of period	$(36,610)	$(15,299)	$(31,640)	$(14,230)
Earnings (loss) for the period	(12,048)	(660)	(15,581)	350
Dividends on preferred shares	(1,166)	—	(1,166)	—
Interest on capital securities	—	(1,931)	(1,437)	(4,010)

Retained earnings (deficit) at end of period	$(49,824)	$(17,890)	$(49,824)	$(17,890)

See accompanying notes

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three months ended		Six months ended
	June 30		June 30

(Expressed in thousands of US dollars) (Unaudited)	2002	2001	2002	2001

CASH PROVIDED BY (USED IN) OPERATIONS
Loss for the period	$(12,048)	$(660)	$(15,581)	$350
Non-cash items:
Depreciation and depletion	5,873	4,823	12,831	10,463
Non-controlling interest	(568)	(170)	(691)	238
Unrealized currency translation losses	116	352	326	203
Accrual for reclamation costs	46	—	85	—
Amortization of deferred financing charges	119	—	234	—

	(6,462)	4,345	(2,796)	11,254
Changes in non-cash operating working capital:
Concentrate settlements and other receivables	1,273	1,252	4,594	(2,382)
Inventories	(2,389)	(1,734)	(5,962)	1,603
Accounts payable and accrual liabilities	(1,268)	(1,312)	4,749	(6,637)

	(8,846)	2,551	585	3,838

INVESTMENTS
Additions to other assets	(6)	4,512	(6)	4,508
Additions to mineral property, plant and equipment	(6,902)	(3,086)	(11,270)	(5,567)

	(6,908)	1,426	(11,276)	(1,059)

FINANCING
Deferred revenue	—	(2,446)	—	2,287
Repayment of capital lease obligations	(398)	(475)	(1,085)	(1,182)
Repayment of debt	(66,874)	(4,953)	(70,137)	(11,796)
Issue of debt	1,629	5,082	9,379	6,362
Issuance of preferred shares	—	—	56,475	—
Dividends on preferred shares	(1,166)	—	(1,166)	—
Issue of common shares and warrants	77,966	—	108,165	—
Draw (repayment) of capital securities	—	1,880	(88,656)	3,432

	11,157	(912)	12,975	(897)

Increase (decrease) in cash and cash equivalents	(4,597)	3,065	2,284	1,882
Cash and cash equivalents at beginning of period	7,685	1,227	804	2,410

Cash and cash equivalents at end of period	$3,088	$4,292	$3,088	$4,292

Supplementary information
Cash paid during the period for:
Interest on capital securities	$—	$—	$14,860	$—
Other interest	15,117	893	16,106	2,427
Income taxes	—	—	—	—
Non cash financing activities:
Issuance of common shares on redemption of preferred shares	$56,475	$—	$56,475	$—

See accompanying notes

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	BASIS OF PRESENTATION

The accompanying unaudited interim financial statements have been prepared in accordance with generally accepted accounting principles in Canada. They do not include all the disclosures required by generally accepted accounting principles for annual financial statements and should be read in conjunction with the Corporation’s consolidated financial statements including the notes thereto included in the Annual Report for the year ended December 31, 2001. In the opinion of management, all adjustments considered necessary for fair presentation have been included in these financial statements. Operating results for the three months ended June 30, 2002 are not necessarily indicative of the results that may be expected for the full year ending December 31, 2002.

These financial statements are prepared using the same accounting policies and methods of application as those disclosed in note 2 to the Corporation’s consolidated financial statements for the year ended December 31, 2001 except as disclosed in notes 2 and 3(c) herein.

2.	REPORTING CURRENCY AND FOREIGN CURRENCY TRANSLATION

As of December 31, 2001, the Corporation adopted the United States dollar as the primary currency of measurement and display. The Corporation has translated the June 30, 2001 amounts previously reported in Canadian dollars using a translation of convenience, whereby such amounts have been translated at the rate of exchange in effect in 2001.

     Effective January 1, 2002, the CICA has adopted new standards for the translation of foreign currencies. These bring Canadian practice into alignment with most other industrialized nations. Under the new rules, gains and losses on non-current, monetary items with a fixed and ascertainable life denominated in currencies other than the United States dollar are no longer deferred and amortized over the life of the items but charged directly to earnings as they occur. The change has been applied retroactively, although because the Corporation has no significant non-current, monetary items with a fixed and ascertainable life denominated in currencies other than the United States dollar, there was no impact of this change on the prior period financial statements.

3.	SHARE CAPITAL

(a)	Preferred shares

	Number of shares	Amount

Class A Series 1:
Balance, December 31, 2001	—	$—
Issued in Q1 2002 for cash at Cdn$25 per share	1,800,000	28,328
Converted in Q2 2002 for common shares at $1.51 per share	(1,800,000)	(28,238)

Balance, June 30, 2002	—	—
Class A Series 2:
Balance, December 31, 2000 and 2001	—	—
Issued in Q1 2002 for cash at Cdn$25 per share	1,800,000	28,237
Converted in Q2 2002 for common shares at $1.51 per share	(1,800,000)	(28,237)

Balance, June 30, 2002	—	—
Total preferred shares, June 30, 2002	—	$—

(b)	Common shareholders’ equity (deficiency)

	June 30, 2002	December 31, 2001

Common shares (i)	$168,498	$12,472
Warrants	8,613	—
Retained earnings (deficit)	(49,823)	(31,640)

	$127,288	$(19,168)

(i)	Common shares

	Number of shares	Amount

Balance, December 31, 2001	30,251,156	$12,472
Issued in 2002:
On exercise of previously issued special warrants	15,873,000	12,552
On exercise of previously issued flow-through special warrants	3,865,429	3,396
On exercise of rights at $1.26 per share	19,841,270	15,690
Share issuance costs	—	(1,439)
Issued in Q2 - 2002:
Pursuant to a Prospectus offering	60,975,610	73,511
On conversion of convertible preferred shares	59,602,650	56,475
On exercise of options	144,000	85
Other	(2,000)	(2)
Share issuance costs	—	(4,240)

Balance, June 30, 2002	190,551,115	$168,498

(c)	Stock-based compensation

Effective January 1, 2002, the Corporation adopted the CICA’s new handbook section 3870, Stock-Based Compensation and Other Stock-Based Payments. Under the new standard, stock-based payments to non-employees, and employee awards that are direct awards of stock, call for settlement in cash or other assets, or are stock appreciation rights that call for settlement by the issuance of equity instruments, granted on or after January 1, 2002, are accounted for using the fair value based method. No compensation costs are recorded for all other stock-based employee compensation awards. Consideration paid by employees on the exercise of stock options is recorded as share capital and contributed surplus. The Corporation discloses the pro forma effect of accounting for these awards under the fair value based method. The adoption of this new standard has resulted in no changes to amounts previously reported.

During the three months ended March 31, 2002, the Corporation granted 140,000 options to officers, directors and employees exercisable at $1.45 for 5 years. These options vest 20% on each anniversary date for the next four years. No options were granted or vested during the three months ended June 30, 2002. The Corporation uses the intrinsic value method of accounting for share options granted to directors, officers and employees. If the fair value method had been used to determine compensation cost for share options granted to directors, officers and employees, the Corporation’s net loss and loss per share for the three-month period and six-month period ended June 30,2002 would have been as follows:

	Q2 - 2002			YTD - 2002

		Fair value of			Fair value of
	As reported	options vested	Pro forma	As reported	options vested	Pro forma

Net loss	$(12,048)	—	$(12,048)	$(15,581)	$70	$(15,651)
Basic loss per common share	(0.17)	—	(0.17)	(0.33)	—	(0.33)
Diluted loss per common	(0.17)	—	(0.17)	(0.33)	—	(0.33)

The fair value of share options was estimated using the Black-Scholes option pricing model with the following assumptions.

Six months ended June 30, 2002

Risk-free interest rate	4.5%
Annual dividends per share	—
Expected stock price volatility	95%

The expected life of the options used in the option pricing model was determined as the weighted average life of the option terms.

(d)	On June 25, 2002 the Corporation closed a Cdn$125 million equity financing in which it issued 60,975,610 common shares and 20,325,203 share purchase warrants. Proceeds from the issue were used to repay long-term debt, close out a portion of the Corporation’s gold forward sales position, and for general corporate purposes. Coincident with the closing, all of the Corporation’s convertible preferred shares were converted into common shares at Cdn$1.51 per share.

4.	FINANCIAL INSTRUMENTS

At June 30, 2002, Kemess Mines Ltd. had forward sale commitments with major financial institutions to deliver 350,000 ounces of gold at an average accumulated price of $300 per ounce. These forward sales commitments are in the form of short-dated spot deferred contracts. A portion of the position may be brought and settled into income in 2002 and a portion will eventually be rolled into future years as part of the Corporation’s commitments under its project loan.

     As at June 30, 2002, Kemess Mines Ltd. had outstanding call options of 150,000 ounces of gold exercisable at an average price of $320 per ounce. The total premium received from selling these options was $703,500 which will be brought into income during the third quarter of 2002 as the options expire or are exercised. This option position expired in July 2002 without being exercised.

NORTHGATE EXPLORATION LIMITED is in the business of mining and exploring for gold and copper, with a focus on opportunities in North and South America. The Corporation’s principal assets are the 275,000 ounce per year Kemess South mine in north-central British Columbia and the adjacent Kemess North project where a significant exploration discovery was made in 2001.

SHAREHOLDER INFORMATION		Stock Exchange Listing
Toronto Stock Exchange
Transfer Agent		Stock Symbol: NGX
Shareholder enquiries relating to address changes and share certificates should be directed to:
Computershare Investor Services 510 Burrard Street Vancouver, British Columbia V6C 3B9 Canada		Shareholders and investors requiring additional information should contact the Corporation at (604) 669-3141 or by email at ngx@bcpacific.com or visit our website at www.northgateexploration.ca.
Telephone:	(604) 661-0222
1-888-661-5566 (Toll free in Canada and the U.S.A.)
Telecopier:	(604) 669-1548

CORPORATE OFFICES

Northgate Exploration Limited 1055 West Georgia Street Suite 2050, P.O. Box 11179 Royal Centre Vancouver, British Columbia V6E 3R5 Canada		Kemess South Mine P.O. Box 3519 Smithers, British Columbia V0J 2N0 Canada Telephone: (604) 881-8400 Telecopier: (604) 881-8418
Telephone:	(604) 669-3141
Telecopier:	(604) 687-3419

SELECTED QUARTERLY FINANCIAL DATA

	2002 Quarter Ended		2001 Quarter Ended				2000 Quarter Ended

	June 30	Mar 31	Dec 31	Sept 30	June 30	Mar 31	Dec 31	Sept 30	June 30

Revenue, investment and other income	$26,405	$23,880	$21,915	$24,245	$24,471	$27,732	$—	$—	$—
Net income (loss)	(12,048)	(3,533)	(7,751)	(2,511)	(660)	1,010	(8,831)	(6,353)	(5,983)
Earnings (loss) per share	(0.17)	(0.16)	(0.31)	(0.14)	(0.09)	(0.04)	(0.29)	(0.21)	(0.20)